T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

April 07, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON’S PHASE 2 DRILLING AT CORDERO PROJECT, MEXICO RETURNS
 260 METRES  GRADING  45.8 g/T SILVER, 0.34 g/T GOLD, 0.44% ZINC AND 0.61 % LEAD

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to announce the results of the first 13 holes completed in the phase 2 drill programs at the Cordero silver, gold, zinc, lead, porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico. Highlights of the results include hole C10-10 that returned 260 metres grading 45.8 g/T Ag, 0.34 g/T Au, 0.44% Zn and 0.61 % Pb beginning at 4 metres depth from the Pozo de Plata zone.

Phase two drilling began January 12th and continues with two diamond drill rigs.  Twenty seven holes have been completed to date in the 2010 Phase 2 program (C10-9 through C10-37); assays results have been received for thirteen holes and are summarized below. Sample lengths reported are core intervals and true widths are not known.

Table 1:  Phase 2 Summary Drill Results- Pozo Plata Zone

Hole	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (%)	Pb (%)	Ag equiv.(g/T)
C10-9	22.0	224.0	202.0	24.3	0.31	0.34	0.35	64
C10-10	4.0	264.0	260.0	45.8	0.34	0.44	0.61	99
C10-11	52.0	146.0	94.0	49.2	0.31	0.85	0.75	117
C10-11	204.0	230.0	26.0	18.2	0.63	0.08	0.23	69
C10-12	12.0	48.0	36.0	103.2	0.11	0.46	1.22	159
C10-12	62.0	76.0	14.0	26.0	0.15	0.30	0.40	57
C10-12	104.0	118.0	14.0	114.8	0.74	1.71	1.62	262
C10-12	152.0	184.0	32.0	39.3	0.22	0.92	0.65	100
C10-14	38.0	140.0	102.0	49.3	0.25	0.84	0.78	113
C10-18	8.0	250.0	242.0	47.0	0.26	0.73	0.69	106
C10-22	12.0	50.0	38.0	31.3	0.22	0.81	0.42	82
C10-22	104.0	138.0	34.0	28.4	0.14	0.47	0.46	65
* Silver equivalent calculated using the following metal prices: silver at $15 per ounce, gold at $1000 per ounce, zinc at 90 cents per pound and lead at 90 cents per pound and assumed net metal recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead.  Actual metal recoveries have not been determined.

Pozo De Plata Zone

Analytical results have been received for seven holes drilled on the Pozo de Plata zone and are summarized in table 1 and plotted on figure 1.  Holes 9, 10, 11 and 14 were drilled on a north south section that includes previously drilled hole C09-5 (see news release dated Nov. 3, 2009).

Hole 18 and 22 were drilled from the same site in a fence 50 metres east of hole 5, and hole 12 was drilled on a fence 50 metres west of hole 5.  See figure 1 and 2 for relative drill hole locations, and refer to the website (www.Levon.com) for drill hole locations, azimuths and dips.  All holes cored variable proportions of polylithic diatreme breccias, dyke breccias, and bottomed in limestone country rock.  Diatremes are comprised of limestone, rhyolite and dacite clasts with fine grained matrix and are intruded by rhyolite and dacite breccia dykes (syn-breccia dykes).  Contacts of all rock types are entirely gradational, often over several meters including those with country rocks.  Mineralization occurs as clasts within the matrix, and as cross cutting veins of sphalerite, galena and possible silver sulphosalts.

Dos Mil Diez Zone

The Dos Mil Diez Zone is located 1.7 kilometres southwest of the Pozo De Plata drilling and was exposed by trenching of a prominent colour anomaly (see news release dated Feb. 16, 2010).  The zone was drill tested by a fence of six holes and cored in rhyolite, polylithic breccia and limestone.  Near surface, geochemically anomalous gold values were encountered in two holes including two metres that returned 1.79 g/T Au in hole C10-15 (table 2).  This target is part of a much larger intrusive complex that is partially defined by mapping and soil geochemistry.  Additional work is planned for this area.

Table 2:  Phase 2 Summary Drill Results- Dos Mils Diez Zone

Hole	From(m)	To(m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (%)	Pb (%)
C10-13	no significant results
C10-15	10.0	12.0	2.0	2.2	1.79	0.17	0.00
C10-16	no significant results
C10-17	no significant results
C10-19	0.0	2.0	2.0	7.3	0.77	0.09	0.06
C10-20	no significant results

Other Drilling

Two holes have been completed near previously drilled hole C09-8, 1200 metres east of Pozo de Plata, that had returned long intervals of silver and zinc mineralization within strongly potassic altered intrusive and breccia.   In addition three holes have tested the mapped extension of the Pozo De Plata diatreme breccia southeasterly from hole C09-5 and north from a string of artisanal mines, including the Josephina mine.   Assay results for these holes are pending.

District Exploration

Geologic mapping, and rock and soil sampling is continuing southwest of the Dos Mil Diez Diatreme Complex and has successfully identified additional diatreme breccia intrusive centers.  The most recent addition includes the location of poorly exposed diatreme pipes within the Molina de Viento Caldera complex located seven kilomteres on strike to the southwest of the Pozo de Plata Diatreme.    Detailed mapping and rock chip sampling are in progress with trenches being planned.  With the addition of the Molina de Viento field of diatremes, a sixth intrusive center has been added to the Cordero Porphyry Belt, with a total strike length of fifteen kilometers. An airborne magnetic, electromagnetic and radiometric survey covering the southern Cordero Porphyry belt will be flown this month.

Ron Tremblay, President and Chief Executive Officer of Levon, commented: “Fourteen months after forming the Joint Venture around the Cordero Property, we are gratified with our decision to pursue massive Penasquito type Ag, Au, Zn, Pb deposits in Mexico.  The Cordero mineralized system has grown substantially with our recognition of the mineralized diatremes, a key rock type at Penasquito.  The strike length of the Cordero porphyry belt has doubled with 6 porphyry intrusive centers including 3 large scale diatreme complexes.   Cordero appears to be living up to what we imagined.”

All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua and Vancouver. Gold analyses were performed by 30-gram fire assay with an atomic absorption (“AA”) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (“ICP”) package using a four acid digestion. The company employs a rigorous quality assurance and quality control program consisting of control samples that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the company to AMEC.   The project is under the direct field supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon's Vice President of Exploration and Juan Manuel Viveros, Valley High’s senior geologist.  Vic Chevillon, P.Geo, who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico.  The Las Mesas gold-silver-lead-zinc project, Durango, Mexico. The Norma Sass and Ruf claims  located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.  The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
____________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.